Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
August 31, 2021
VIA EDGAR TRANSMISSION
Ms. Sally Samuel
Mr. Quinn Kane
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Trust for Advised Portfolios (the “Trust”)
iBET Sports Betting & Gaming ETF (the “Fund”)
File Nos.: 333-108394 and 811-21422
Dear Ms. Samuel and Mr. Kane:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
207	April 2, 2021	485APOS	0000894189-21-002044
213	June 15, 2021	485BXT	0000894189-21-003680
215	June 29, 2021	485BXT	0000894189-21-004147
217	July 16, 2021	485BXT	0000894189-21-004532
220	July 30, 2021	485BXT	0000894189-21-004900
222	August 13, 2021	485BXT	0000894189-21-005317
If you have any questions or require further information, please contact me at (626) 914-7372 or scott.resnick@usbank.com.
Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary of the Trust